May 14, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Pamela A. Long
Assistant Director
Division of Corporation Finance

Re: Phoenix International Ventures, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Registration Statement No. 333-140257

Dear Ms. Long:

Phoenix International Ventures, Inc. (the “Company”) has filed with the Commission Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 1, marked to show the changes made from the Registration Statement which was filed with the Commission on January 26, 2007. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated February 23, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Since the Company’s receipt of the Comment Letter, the Company has been in the process of preparing its audited financial statements for the year ended December 31, 2006 for inclusion in Amendment No. 1. These audited financial statements were only completed recently. Accordingly, the Company was not in a position to respond to a number of your comments until this time. We apologize for any inconvenience that this delay may have caused any Commission personnel.

General

1. We have modified the references to the safe harbor provisions of the PSLRA of 1995. Please see pages 11 and 14 of the redlined version of the Registration Statement.

Corporate Information, page 1

2. The principal business reason for the share exchange was to establish a holding company structure. This structure, the Company believes, facilitates future acquisitions and the opening up of new lines of business. Of course, there can be no assurance that the Company will make any such acquisitions or open up any such new lines of business.

Risk Factors

3. Please note that we have modified a number of the risk factor subheadings to address your comment.

4. We have deleted this risk factor. See page 8.

Market For Common Equity and Related Stockholder Matter, page 12
Registration Rights, page 13

5. We have supplemented the discussion of the applicable registration rights provisions. If this registration statement has not been declared effective within 12 months of the date (December, 2006) of the applicable debt conversion agreement, the owner of the particular shares of common stock has the right, on notice, to ‘put’ such securities back to the Company.

Management’s Discussion And Analysis Of Financial Condition And Results of Operations
Comparison of the Period Ended September 30, 2006 and 2005, page 15

6. As noted above, the Company has included its financial statements for the year ended December 31, 2006 in Amendment No. 1; consequently, the appropriate period of comparison is the year ended December 31, 2006 and December 31, 2005. We have modified and supplemented our discussion in this comparison.

7. The arbitration award dated December 26, 2005 called for a payment of $1,173,913 plus interest at the statutory rate until the balance was paid. As a result of this award, the Company recorded $42,261 of interest expense during the year ended December 31, 2006.

We have expanded our footnote disclosure for Phoenix Aerospace, Inc. (Note 6 - Legal Settlement) to add the following wording "During the year ended December 31, 2005, the Company recorded an increase in the legal settlement of $154,638, being the difference between the balance owed under the Termination Agreement and the arbitration award.  During the year ended December 31, 2006, the Company recorded $42,261 of interest expense in connection with the arbitration award."

Comparison of the Years Ended December 31, 2005 and 2004, page 17

8. In response to your comment, we have discussed the business reasons for changes between the applicable periods and to quantify the consequential incremental impact of each such business reason in our comparison of the years ended December 31, 2006 and 2005. Please see page 15.

Liquidity and Capital Resources, page 23

9. We have expanded our disclosures to clarify how the Company determined that it had enough funds to support its operations for the year 2007. Please see page 16.

Officer Advances, page 16

10. We have identified Zahir Teja as the officer/shareholder who advanced the Company $536,375. Please see page 16.

Business, page 25
The U.S. Government and U.S. Defense Contractors Contracting Process

11.  We have supplemented our discussion of ISO certification to indicate that the Company’s certification has been renewed for the period from April 26, 2007 through April 25, 2010. Please see page 26.

Management, page 35

12. We respectfully believe that the Company has set forth the full five years business experience of Zahir Teja; nevertheless, we have made certain modifications to the description of Mr. Teja’s business experience to clarify the disclosure.

Executive Compensation, page 39

13. We have modified the executive compensation section to comply with current disclosure requirements.

Selling Stockholders, page 47

14. We have modified the first paragraph under the heading “SELLING STOCKHOLDERS” to indicate how the selling stockholders received their shares. Please see page 47.

15. A portion of the shares being registered for resale by Mr. Teja were acquired in the share exchange.

Financial Statements
General

16. As previously noted, the Company has updated its financial statements to comply with Item 310(g) of Regulation S-B by providing financial statements as of and fee for the year ended December 31, 2006.

17. The Company has not had any warranty claims, and thus no warranty expense. As such, we believe that paragraph 14 of FIN 45 is not applicable.

Report of Independent Registered Public Accounting Firm, page F-3

18. The auditors have revised their report to comply with this comment.

Note 1- Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-10

19. For purposes of the response to comment #19, we have broken down the response to respond to each part of the comment and for clarity purposes have restated each portion of the comment.

How revenue is recognized for each type of business activity
The Company has the same revenue recognition policy for manufacturing, remanufacturing and upgrading activities, as the way these activities are operated, billed, delivered and accounted for are essentially the same.

How long it takes to complete upgrading or remanufacturing activities,
         The Company states that a typical remanufacturing order takes between 3 or 4 months from receiving the purchase order to delivery.

Please disclose whether revenue is recognized on a net or gross basis for remanufacturing and upgrading activities. Please also provide us with your analysis of your remanufacturing and manufacturing activities based on the criteria EITF 99-19.
In the event that equipment is supplied by the customer (and not owned or bought by the Company) for remanufacturing and upgrading activity, the Company bills only for the net agreed fixed price for upgrade and remanufacturing and correspondingly recognizes that revenue.

Please disclose your policy on regarding fixed price contracts as mentioned on page 6 and how you account for these fixed price contracts. Please also include typical length of time these contracts last.
All of the Company’s contracts are fixed price except for the study contracts that are discussed below. A typical fixed price contract takes between 3-4 months from receiving the purchase order directly.

Disclose how revenue is recognized for the performance of feasibility studies as discussed on page 27.
In certain study contracts, the Company bills the customer for time material and agreed profit on a monthly basis (as income earned); revenue is recognized when the Company invoices the customer accordingly. In other study contracts, the Company bills the client on progress towards milestone basis (as income earned). In such occurrences, the Company reports its progress to the customer and invoices it accordingly. Revenue is recognized when the customer is invoiced.

Disclose how you account for royalties related to license agreements as discussed on page 28.
The Company has no other royalty revenue agreements in place. Please note that the references on page 28 refer to royalties paid out by the Company.

Please also include a discussion of all relevant revenue streams that are not mentioned above. Please also address the need to revise your critical accounting policies to address your revised revenue recognition policies.
The Company has no other revenue streams than what is discussed above.

Note 6 - Legal Settlement, page F-14

20. We have expanded our footnote disclosure for Phoenix Aerospace, Inc. (Note 6 - Legal Settlement).

Statements of Operations, page F-5

We have revised our statement of operations to comply with these comments.

Statements of Cash Flow, page F-7

The adjustment for legal settlement expense, now $154,638, represents the difference between the balance owed under the Termination Agreement and the arbitration award. We have expanded our footnote disclosure for Phoenix Aerospace, Inc. (Note 6 - Legal Settlement) in response to this comment.

Note 4 - Other Assets - Goodwill, page F-13

We have removed goodwill to comply with this comment.

Note 6 - Legal Settlement - page F-14

We have expanded our footnote disclosure for Phoenix Aerospace, Inc. (Note 6 - Legal Settelement).

Financial Statements - Phoenix International Ventures, Inc.
General

21. We have made the corresponding changes in the Phoenix International Ventures, Inc. financial statements, as appropriate.

22. We have modified the disclosures in the Notes to the Financial Statements to indicate the fiscal year of Phoenix International Ventures, Inc.

Report of Independent Registered Public Accountants, page F-20

23. Our auditors have revised their report appropriately.

Note 3 - Subsequent Events, page F-29

24. We have complied with your comment.

Consolidated Pro Forma Financial Statements
Consolidated Pro Forma Balance Sheet, page F-30

25. We have complied with your comment.

26. We have complied with your comment. We respectfully submit that we have appropriately noted in the registration statement that there will 6,996,000 shares outstanding after the offering (kindly see the disclosures under the heading “The Offering-After Offering”).

Consolidated Pro Forma Income Statement, page F-31

27. We have made the appropriate adjustment to our loss per share calculation.

Exhibits

28. We respectfully believe that we have filed all the required exhibits. Concerning our legality opinion, which we had in fact filed, we have deleted the footnote to Exhibit 23.2., indicating that this opinion would be filed by amendment. We apologize for any confusion that the inclusion of this arrant cross reference may have caused.

The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (212) 752-9700.

Very truly yours,

GERSTEN SAVAGE LLP

By: /s/ Arthur Marcus, Esq.
Arthur Marcus, Partner